Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2009		2008		2007
Earnings:
Net earnings before income taxes	$237.1		$227.0		$80.1
Less: capitalized interest	(1.3)		(0.7)		(0.4)
Plus: fixed charges	29.2		46.4		60.5
	$265.0		$272.7		$140.2

Fixed Charges:
Interest charges	$25.8		$41.6		$54.6
Capitalized interest	1.3		0.7		0.4
Plus interest factor in operating rent expense	2.1		4.1		5.5
	$29.2		$46.4		$60.5

Ratio of earning to fixed charges	9.08	x	5.88	x	2.32	x